ESTEEM
Wireless Modems

June 13, 2008

Mr. Gary Todd, Reviewing Accountant
United States Securities and Exchange Commission
450 Fifth Street N.W., Mail Stop 6010
Washington DC 20549

RE: Comments for Electronic Systems Technology Inc Form 10KSB for year ended December 31, 2007.

Mr. Todd:

We have received and reviewed your comments on Form 10KSB for December 31, 2007, and Form 10Q for March 31, 2008 for Electronic Systems Technology Inc. We appreciate your review of our filed material and value the Commissions input to improve our future filings and disclosures. Below please find listed the original comments received and our responses as outlined:

Form 10-KSB for the year ended December 31, 2007

Item 7. Financial Statements, page 14

1.  Please revise the audit report in future filings to identify the city and state where issued. Refer to Item 310 of Regulation S-B and Rule 2-02(a) of Regulation S-X.

RESPONSE: Future company filings which include an audit report will be revised to identify the city and state where issued as required by Item 310 of Regulation S-B and Rule 2-02(a) of Regulation S-X.

Note 7. Share-Based Compensation, page 30

2.  We see that you adopted SFAS 123(R) as of January 1, 2006 using the modified prospective method. Accordingly, please tell us (1) why you have presented pro forma data for 2006 and 2007 assuming that the fair value method has been adopted and (2) why actual and pro forma net income are not the same for those two years. It is not clear why there would continue to be a pro forma impact after adoption of SFAS 123(R).

RESPONSE: In response to issue (1), SFAS 123(R) states that in the period of adoption, an entity shall disclose the effect of the change from applying the original provisions of SFAS 123 on net income and basic and diluted earnings per share.  We believe our presentation of the pro forma data for 2006 and 2007 discloses the effect of the change and provides comparability with 2005.  We do not intend to present the pro forma data in subsequent years. In response to issue (2), the pro forma data for 2006 and 2007 was calculated using the same method as 2005 and prior years. (Please also see response to 3).

Electronic Systems Technology Inc.
415 N. Quay St - Building B1 - Kennewick, WA 99336 - Phone: (509) 735-9092 - Fax: (509) 783-5475
www.esteem.com

Mr. Gary Todd

June 13, 2008

3. It appears that pro forma stock compensation expense assuming adoption of SFAS 123(R) was about $136,000 in 2005. However, after adoption of SFAS 123(R) there appear to have been a significant decrease in actual stock based compensation expense based on the amounts included in income for 2006 and 2007. Please tell why the amount of stock based compensation in 2006 and 2007 decrease so significantly from the pro forma charges reported in the annual periods prior to the adoption of SFAS 123(R).

RESPONSE: With the adoption of SFAS 123(R), we were determined to understand the recognition and measurement principles of share-based payment transactions and provide a meaningful presentation.  Beginning in 2006, we modified our valuation technique to take into account the effects of employees' expected exercise and post-vesting employment termination behavior, which historically ranged in an actual option exercise rate of 10%-12%.  We also modified our model to provide a more reasonable and supportive estimate.  As a result of these changes, share-based compensation expense decreased significantly.

Note 13, Segment Reporting, page 33

4. In future filings please expand Note 13 to provide reconciliation between total segment revenues and total revenues presented on the face of the income statement for each year.

RESPONSE: Future filings will have Note 13 expanded to provide reconciliation between total segment revenues and total revenues presented on the face of the income statement for each year.

Exhibits 31.1 and 31.2

5. The certifications pursuant to section 302 of the Sarbanes-Oxley act of 2002 are representations made by the CEO and CFO of the registrant in an individual capacity and not as members of management or officers of the Company. In future filings please revise the certifications to remove the title from the first sentence of the certifications. Refer to Item 601 of Regulation S-B.

RESPONSE: As requested, section 302 certifications for future company filings will be revised to remove the title from the first sentence of the certifications, pursuant to the requirements of Item 601 of Regulation S-B.

Form 10-Q for the quarterly period ended March 31, 2008

Consolidated Statement of Cash Flows, page 4

6. Tell us why you present changes in certificates of deposit as investing activities in your Form 10-KSB for 2007 and as operating activities in the Form 10-QSB for the first quarter of 2008. That is, please tell us why there was a change in presentation in the first quarter of 2008.

Mr. Gary Todd

June 13, 2008

RESPONSE: The classification of changes in certificates of deposit as operating activity on the Consolidated Statement of Cash Flows included in the Form 10-Q for the quarter of 2008 is a formatting error. The correct presentation should have been to classify this activity as investing activity. Future filings by the company will correct this presentation and extra care will be taken to ensure this error is not repeated.

In responding to your comments, we acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the company’s filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any input and follow up comments that the Commission may have regarding our responses to your comments and questions. If you have any questions or need additional information, please feel to contact us.

Sincerely,

/s/ JON CORREIO                                                                                            /s/ T.L. KIRCHNER

Jon Correio                                                                                                        Tom L. Kirchner
Vice President, Finance and Administration                                                         President, CEO
Electronic Systems Technology Inc.                                                                    Electronic Systems Technology Inc.